News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

SUPREME COURT OF BRITISH COLUMBIA PREVENTS NORTHGATE'S OFFER

VANCOUVER, JUNE 30, 2006 - Northgate Minerals Corporation ("Northgate" TSX: NGX, AMEX: NXG) announced today that the Honorable Madam Justice Allan of the Supreme Court of British Columbia granted a permanent injunction preventing Northgate from pursuing its offer for all of the outstanding shares of Aurizon Minerals Ltd. ("Aurizon") until October 19, 2006.

Northgate will file an appeal of this decision, seek to expedite the hearing and obtain a stay of the injunction pending the outcome of the appeal.

Northgate is disappointed by this ruling which means Aurizon shareholders are unable to respond to the offer pending the outcome of the appeal.

Forward-Looking Statements

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Ewan Mason
President and Chief Executive Officer	Managing Director and Head of Global Mining
416-216-2772	Investment Banking - TD Securities Inc.
416-308-3099